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                               EMERSON RADIO CORP.
                                 NINE ENTIN ROAD
                          PARSIPPANY, NEW JERSEY 07054



September 11, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Emerson Radio Corp.
         Registration Statement on Form S-3
         File No. 333-103840

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Emerson Radio Corp., a Delaware corporation (the "Registrant"), hereby applies to withdraw its Registration Statement on Form S-3 (Registration No. 333-103840), together with all exhibits and amendments thereto (the "Registration Statement"). The Company believes that allowing the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as expressed in the Securities Act.

The Registrant has determined not to proceed with the offering described in the Registration Statement. None of the Registrant's securities have been sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing, please call Steven Skolnick at 973-597-2476 or Anita Chapdelaine at 973-422-2938.

Very truly yours,

EMERSON RADIO CORP.


By:   /s/ John J. Raab
      ----------------
      John J. Raab
      Chief Operating Officer and
      Senior Executive Vice President

cc:          John Schupper, Esq.
             Steven Skolnick, Esq.
             Anita Chapdelaine, Esq.